

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

October 5, 2010

Tony Chanmugam
Principal Financial Officer
British Telecommunications plc
BT Centre
81 Newgate Street
London, EC1A 7AJ
England

      Re: British Telecommunications plc
            Form 20-F for the fiscal year ended March 31, 2010
            Filed May 26, 2010
            File No. 2-94004

Dear Mr. Chanmugam:

      We have completed our review of your Form 20-F and do not, at this time, have any further comments.

                Sincerely,

                Larry Spirgel
                Assistant Director